                                                               EXHIBIT 99(a)(11)

                                 PRESS RELEASE

      INTERNATIONAL HOME FOODS CLOSES ITS TENDER OFFER FOR GRIST MILL CO.

         April 14, 1998 -- International Home Foods, Inc. (NYSE: IHF), a leading branded food products company, announced today that IHF/GM Acquisition Corporation ("IAC"), an indirect wholly owned subsidiary of International Home Foods, has completed its cash tender offer to purchase all the outstanding shares of common stock of Grist Mill Co. (Nasdaq: GRST), a leading U.S. manufacturer of private-label cereal bars and fruit snack products, at a price of $14.50 per share.

         International Home Foods reported that it has been preliminarily advised by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, that a total of 6,191,663 shares have been tendered pursuant to the offer (including 139,982 shares subject to guarantees of delivery), which expired at midnight, New York City time on Monday, April 13, 1998, and that all such shares have been accepted for payment by IAC. After giving effect to the purchase of the shares tendered, International Home Foods beneficially owns approximately 90.3% of the outstanding Grist Mill shares (or 82.9% of the Grist Mill shares on a fully-diluted basis). 669,029 shares were not tendered in the offer.

         IAC and Grist Mill intend to effect a merger pursuant to which Grist Mill will become a wholly-owned subsidiary of International Home Foods and all remaining Grist Mill stockholders (other than IAC) will have the right to receive the same $14.50 per share in cash paid in the tender offer. It is currently anticipated that the merger transaction will be completed in the near future.

         International Home Foods is a nationally prominent manufacturer, distributor and marketer of food products. Its significant established brands include Chef Boyardee prepared foods, Bumble Bee canned seafood, PAM cooking spray, Polaner fruit spreads and spices, Gulden's mustard, Crunch 'n Munch glazed popcorn, Campfire marshmallows and crisped rice bars, Ro*Tel tomatoes with green chilies, Dennison's chili, and Ranch Style and Luck's beans.

         Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are necessary estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties. Forward-looking statements contained in this press release or in other public statements of the parties should be considered in light of those factors. There can be no assurance that such factors will not affect the accuracy of such forward-looking statements.

Contacts:           International Home Foods, Inc.         Grist Mill Co.
                    Lynne Misericordia                     Ardie Thorson
                    Treasurer                              Shareholder Relations
                    973-359-3195                           612-469-7407

                    or                                     or

                    Roy Winnick/Mark Semer                 Dan Kinsella
                    Kekst and Company                      Vice President/CFO
                    212-521-4842 or 4802                   612-469-4981